May 10, 2007

Mail Stop 4561

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

Re: Vornado Realty Trust
        Form 10-K for the year ended December 31, 2006
        File No. 1-11954

Dear Mr. Macnow:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief

cc: Bill Farrar (*via facsimile*)